Exhibit 99.10

ASSIGNMENT AND ASSSUMPTION AGREEMENT

This ASSIGNMENT AND ASSUMPTION AGREEMENT (the “Agreement”), dated as of January 8, 2013, is entered into by and between 2012 DOOH Investments LLC, an Illinois limited liability company (“DOOH”), and DRW Commodities, LLC, a Delaware limited liability company (“DRW”).

W I T N E S S E T H:

WHEREAS, DOOH is a party to that certain equity commitment letter agreement (the “Equity Commitment Agreement”), dated as of December 14, 2012, between DOOH and SCG Financial Acquisition Corp., a Delaware corporation (the “Issuer”), pursuant to which, among other things, DOOH committed to purchase an aggregate of 2,350,000 shares of the common stock, par value $0.0001 per share (“Common Stock”), of the Issuer upon the terms and conditions set forth therein; and

WHEREAS, DOOH desires to assign its obligations to fulfill the Stock Purchase Commitment (as defined in the Equity Commitment Agreement) and its related rights arising under the Equity Commitment Agreement, and DRW desires to accept such assignment and assume such obligations upon the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, DOOH and DRW agree as follows:

1.           Assignment and Assumption.  DOOH hereby transfers, assigns and conveys to DRW all of its obligations to fulfill the Stock Purchase Commitment arising under the Equity Commitment Agreement, together with all of DOOH’s rights under the Equity Commitment Agreement related thereto, including, without limitation, the right to enter into a registration rights agreement with the Issuer pursuant to Section 3 of the Equity Commitment Agreement.  DRW hereby accepts the foregoing assignment and hereby assumes and agrees to perform DOOH’s obligations to fulfill the Stock Purchase Commitment arising under the Equity Commitment Agreement.

2.           Successors and Assigns. The rights and obligations of the parties hereto shall inure to the benefit of, and be binding and enforceable upon, their respective successors, assigns and transferees.

3.           Governing Law.  This Agreement shall be governed by and interpreted under the laws of the State of Illinois applicable to contracts made and to be performed therein without giving effect to its principles of conflict of laws.

4.           Amendments.  This Agreement may be amended, modified or terminated only by a document in writing and executed by each of the parties hereto.

5.           Further Assurances.  Each party hereto shall execute and deliver all such further instruments and documents as may reasonably be requested by the other party in order to carry out fully the intent and accomplish the purposes of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Assignment and Assumption Agreement as of the day and year first above written.

2012 DOOH INVESTMENTS LLC

By:	DOOH Investment Manager LLC,
its sole manager

By:	/s/ Donald R. Wilson, Jr.
Name:	Donald R. Wilson, Jr.
Title:	Manager

DRW COMMODITIES, LLC

By:	/s/ Donald R. Wilson, Jr.
Name:	Donald R. Wilson, Jr.
Title:	Manager